09056891

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Funds LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Congress Street
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan O'Beirne (617) 572-7205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Declan O'Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Funds LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN O'NEILL
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 6, 2013

Joan O'Neill
Notary Public

Declan O'Beirne
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John Hancock Funds, LLC

Financial Statements and Supplemental Information

Year ended December 31, 2008

Contents

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
John Hancock Funds, LLC

We have audited the accompanying statement of financial condition of John Hancock Funds, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Funds, LLC at December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2009

John Hancock Funds, LLC

Statement of Financial Condition

December 31, 2008

(In thousands)

Assets	
Cash and cash equivalents	$ 42,284
Commissions and distribution fees receivable	3,794
Due from affiliated companies	2,431
Prepaid expenses	576
Deferred selling commissions	21,806
Intangible asset, net	14,882
Investments	12
Office equipment, net	2,330
Other assets	580
Total assets	$ 88,695
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 5,342
Commissions and distribution expenses payable	3,257
Accrued compensation	4,543
Due to affiliated companies	9,377
Deferred income taxes, net	8,794
Accrued pension cost	10,158
Total liabilities	41,471
Member's equity:	
Common stock, par value $1.00 per share; authorized and outstanding, 1,000 shares	1
Additional paid-in capital	237,778
Accumulated other comprehensive income:	
Foreign currency translation adjustments	(31)
Accumulated deficit	(190,524)
Total member's equity	47,224
Total liabilities and member's equity	$ 88,695

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Operations

Year Ended December 31, 2008
(In thousands)

Revenues	
Selling commissions	$ 38,177
Fees earned pursuant to Rule 12b-1 distribution plans	91,225
Dividends, interest and other	3,164
	132,566
Expenses	
Selling commissions	57,423
Distribution expenses	64,012
Other selling, general and administrative expenses	96,457
Parent company service fees	13,481
	231,373
Loss before income tax benefit	(98,807)
Income tax benefit	34,784
Net loss	$ (64,023)

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Changes in Member's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2008 as previously reported	$1	$173,633	$ (2)	$(125,979)	$ 47,653
Adjustment for cumulative effect on prior years of the new method of accounting for endorsement split-dollar life insurance postretirement benefits, net of income taxes of $0				(522)	(522)
Balance at January 1, 2008 (As Adjusted)	1	173,633	(2)	(126,501)	47,131
Capital contribution		64,145			64,145
Net loss				(64,023)	(64,023)
Other comprehensive income (loss):					
Foreign currency translation adjustments			(29)		(29)
Comprehensive income (loss)			(29)	(64,023)	(64,052)
Balance at December 31, 2008	$1	$237,778	$(31)	$(190,524)	$ 47,224

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Cash Flows

Year Ended December 31, 2008
(In thousands)

Operating activities	
Net loss	$(64,023)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation and amortization	28,627
Change in operating assets and liabilities:	
Commissions and distribution fees receivable	(1,962)
Due to/from affiliated companies	(3,386)
Prepaid expenses	160
Deferred selling commissions, excluding amortization	(17,835)
Other assets	532
Accounts payable, accrued expenses and accrued compensation	(629)
Commissions and distribution expenses payable	(2,653)
Accrued pension cost	766
Deferred income taxes, net	(2,540)
Net cash used in operating activities	(62,943)
Investing activity	
Purchases of office equipment	(1,755)
Net cash used in investing activity	(1,755)
Financing activity	
Capital contributed by John Hancock Advisers, LLC	64,000
Net cash provided by financing activity	64,000
Decrease in cash and cash equivalents	(698)
Cash and cash equivalents at beginning of year	42,982
Cash and cash equivalents at end of year	$ 42,284

See accompanying notes which are an integral part of these financial statements.

1. Organization and Description of Business

John Hancock Funds, LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on January 19, 1991 and is a wholly-owned subsidiary of John Hancock Advisers, LLC (Advisers). Advisers is a wholly-owned subsidiary of The Berkeley Financial Group, LLC (the Berkeley Group), a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is, in turn, a wholly-owned subsidiary of John Hancock Financial Services, Inc. (John Hancock) and which in turn is a subsidiary of Manulife Financial Corporation (Manulife).

The Company serves as the wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the Funds) managed by the Berkeley Group.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

Cash and Cash Equivalents

The Company considers highly liquid investments with an initial maturity of less than three months and investments in money market registered investment companies to be cash equivalents. Investments included in cash and cash equivalents are recorded at net asset value.

2. Summary of Significant Accounting Policies (continued)

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B and C shares, which also carry contingent deferred sales charges (CDSC). B-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. C-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over a period not to exceed one year. The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Intangible Asset

Intangible asset represents the Company's distribution network of sales agents and producers responsible for procuring business. As result of the acquisition of John Hancock by Manulife Financial Corporation (Manulife) in 2004, $16.9 million was initially recognized as the estimated fair value of the distribution networks. Management has determined that this intangible asset has a definite life estimated to be 28 years. Accordingly, this intangible asset is amortized over that period in an amount that reflects the pattern of economic benefit to be derived from the use of the distribution network.

Management periodically evaluates the remaining useful life and carrying value of the intangible asset to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Should there be an indication of a change in the useful life or impairment in value, management compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows. There was no indication of impairment for the current year.

2. Summary of Significant Accounting Policies (continued)

Office Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income.

Revenue Recognition

Selling commissions, including CDSC commissions, are recorded on the trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered (See Note 3). Dividend income is recognized on ex-dividend date, and interest income is recognized on an accrual basis.

Foreign Currency Translation

For expenses paid for which functional currency is the local foreign currency, statement of financial condition accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average rates for the year. Translation gains and losses are included as a separate component of member's equity. The Company recorded $31,000 in foreign currency translation losses at December 31, 2008. This amount was recorded as a separate component of accumulated other comprehensive income on the statement of financial condition.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated Federal income tax return. The Company has computed its income tax provision on a separate-entity basis using the liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

SFAS 157 established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2008 in valuing the Company's investments, the majority of which are included in cash and cash equivalents.

Valuation Inputs	Investments in Securities
	(In thousands)
Level 1	$42,296
Level 2	–
Level 3	–
Total	$42,296

3. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

Distribution Agreements

As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to John Hancock and to registered representatives of Signator Investors, Inc, (Signator), an indirect wholly-owned subsidiary of John Hancock. The Company reimburses Signator for certain marketing expenses. These expenses totaled $226,000 for the year ended December 31, 2008.

3. Related-Party Matters (continued)

Rule 12b-1 Distribution Plans

The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. Commissions and distribution fees receivable at December 31, 2008 includes $3,680,000 of Rule 12b-1 service fee revenue due from the Funds. In addition, the Company pays John Hancock Distributors LLC (Distributors) Rule 12B-1 distribution fees for distributing certain funds on behalf of the Company. Rule 12B-1 distribution fees paid to Distributors amounted to $13,866,000 for the year ended December 31, 2008.

Distribution Plan Service Agreement

The Company has entered into a Distribution Plan Service Agreement with Signator under which the Company pays Signator selling commissions and distribution expenses for selling certain Funds. The Company paid selling commissions and distribution expenses of $7,914,000 for the year ended December 31, 2008 in connection with this agreement. Commissions and distribution fees payable at December 31, 2008 includes $338,000 of combined selling commissions and Rule 12b-1 service fees due to Signator.

Capital Contribution

For the year ended December 31, 2008, the Company received a capital contribution of $64,145,000 from Advisers of which $64,000,000 represented a cash contribution and $145,000 represented a non-cash contribution.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2008 included certain expenses paid by the Company on behalf of Advisers, MFC Global Investment Management (U.S.) LLC (MFC Global), Manulife and the Funds. MFC Global is an indirectly, wholly-owned subsidiary of John Hancock.

3. Related-Party Matters (continued)

Due to affiliated companies at December 31, 2008 included certain expenses paid on behalf of the Company by John Hancock, John Hancock Distributors LLC, Signator, John Hancock USA, John Hancock Signature Services, Inc. (Signature Services), and Manulife. John Hancock Life Insurance Company (USA) (John Hancock USA) is an indirect, wholly-owned subsidiary of Manulife.

Other Related-Party Matters

The Company received approximately $34,478,000 in Federal tax refunds from Subsidiaries and Advisers for 2008. The Company received approximately $904,000 in state tax refunds from Advisers in 2008.

The Company pays rent to John Hancock USA as a tenant-at-will based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by John Hancock. Rent expense amounted to $2,820,000 for the year ended December 31, 2008.

The Company pays a parent company service fee to Manulife and John Hancock for certain Company expenses paid by those entities on behalf of the Company. The Company also pays John Hancock for certain insurance coverage.

As more fully described in Note 9, the Company participates in a defined benefit pension plan, a non-qualified pension plan, and a defined benefit post-retirement plan sponsored by John Hancock. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by the Berkeley Group.

Certain directors and officers of the Company are officers, directors and/or trustees of Advisers, Signator, Signature Services, MFC Global, NM Capital Management, Inc., the Berkeley Group, the Funds and/or officers of John Hancock and Manulife.

4. Deferred Selling Commissions

The deferred selling commissions as of December 31 are as follows:

	2008
	(In thousands)
Balance at January 1	$ 30,842
Additions	17,835
Amortization	(26,871)
Balance at December 31	$ 21,806

Due to declines in the equity and fixed income markets during 2008, the Company revised its estimates of future CDSC income and Rule 12b-1 distribution fee income to be received from B-share assets under management. Based on the expected future revenue, the Company recorded an impairment loss related to deferred selling commissions of $6,127,000 during December, 2008. The fair value of the deferred selling commission asset was estimated using the expected present value of future cash flows. The impairment loss is included in selling commissions expense in the statement of operations.

5. Office Equipment

Office equipment is comprised of the following as of December 31:

	2008
	(In thousands)
Office equipment and computer software	$ 9,474
Less accumulated depreciation and amortization	(7,144)
	$ 2,330

Depreciation and amortization expense for the year ended December 31, 2008 amounted to $984,000.

6. Income Taxes

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows as of December 31:

	2008
	(In thousands)
Deferred tax liabilities:	
Deferred selling commissions	$ 7,021
Acquired acquisition costs	5,384
Deferred compensation	52
Total deferred tax liabilities	12,457
Deferred tax assets:	
Pension obligation	3,378
OPEB obligation	268
Tax over book depreciation	7
Accrued interest	10
Total deferred tax assets	3,663
Net deferred tax liabilities	$ 8,794

Significant components of income tax (expense) benefit are as follows:

	Year Ended December 31 2008
	(In thousands)
Current:	
Federal	$31,340
State	904
Total current	32,244
Deferred:	
Federal	2,468
State	72
Total deferred	2,540
	$34,784

6. Income Taxes (continued)

The reconciliation of the income tax benefit attributable to operations computed at the U.S. Federal statutory tax rates to the income tax benefit recorded on the statement of operations is as follows:

	Year Ended December 31 2008
	(In thousands)
Tax at U.S. statutory rates	$34,583
State income taxes, net of Federal tax benefit	635
Nondeductible expenses including meals and entertainment	(434)
	$34,784

The Company files tax returns in the U.S. federal jurisdiction and various states jurisdictions. With few exceptions the Company is no longer subject to U.S. Federal, State and local income tax examinations by taxing authorities for years before 1996. The tax years that are under tax examination by major tax jurisdictions are the years 1996 to 2004 and are anticipated to be completed by the end of 2009.

The company adopted the provision of FASB Interpretation No. 48, Accounting for Uncertainty in income taxes on January 1, 2007. As a result of the implementation of Interpretation 48, the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31 is as follows:

	2008
	(In thousands)
Balance as of January 1, 2008	$436
Additions for tax positions for prior years	37
Balance as of December 31, 2008	$473

The Company is currently under audit by the Internal Revenue Service and various other tax authorities. Management has reserved for potential adjustments to the provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities. Management believes that the final outcome of these examinations

6. Income Taxes (continued)

or agreements will not have a material affect on the results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of tax benefits in the period in which the liabilities are no longer necessary. If estimates of the federal and state income tax liabilities are less than the ultimate assessment, a further charge to expense would result.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in other selling, general and administrative expense. The Company has not recognized any material amounts of penalties during the year ended December 31, 2008. Interest expense amounted to $37,000 for the year ended December 31, 2008.

7. Intangible Asset

In 2004, the Company recorded an intangible asset for its distribution networks in the amount of $16,900,000 which resulted from Manulife's acquisition of John Hancock.

The intangible asset at December 31 was as follows:

	2008
	(In thousands)
Intangible asset	$16,900
Less: accumulated amortization	(2,018)
Balance at December 31	$14,882

Amortization expense for the year ended December 31, 2008 amounted to $772,000.

The estimated future amortization expense for this amortizable intangible asset for the next five years is as follows, in thousands:

Year ending December 31,	2009	$ 931
	2010	1,067
	2011	1,184
	2012	1,284
	2013	1,369

8. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 the Company had net capital, as defined, of $12,565,000. The minimum net capital requirement at December 31, 2008 was $2,178,000. The Company's net capital ratio was 2.60 to 1 at December 31, 2008, whereas the maximum allowable ratio was 15 to 1.

9. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. On January 1, 2002 the Plan was converted to a cash balance plan. At December 31, 2008, net accrued pension cost of $1,259,000 is included in the statement of financial condition. For the year ended December 31, 2008, John Hancock allocated $34,000 of pension expense to the Company for the Plan. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in the John Hancock non-qualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by Federal tax law and the Plan sponsored by John Hancock. For the year ended December 31, 2008, John Hancock allocated $934,000 of pension expense to the Company for the Non-Qualified Plan. Accrued costs related to the Non-Qualified Plan of $8,215,000 at December 31, 2008 are included in accrued pension cost in the statement of financial condition. Information reflecting the accumulated plan benefits and plan net assets available for benefits attributable to Company employees are not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock which provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. For the year ended December 31, 2008, John Hancock allocated $75,000 of post-retirement expense to the Company for the Post-Retirement Plan. Accrued post-retirement benefit costs of $684,000 at December 31, 2008, are included in accrued pension cost in the statement of financial condition. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

9. Employee Benefit Plans (continued)

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, The Investment-Incentive Plan for the Employees of The John Hancock Funds Companies, sponsored by the Berkeley Group. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the year ended December 31, 2008 which is included in other selling, general and administrative expenses in the statement of operations.

The Company offers post employment benefits related to severance, disability, life insurance and health care to be paid for inactive employees. A liability of $44,000 net of income taxes of $24,000, was recognized in the financial statements as of December 31, 2008.

Through April 28, 2004, certain employees of the Company also were eligible to participate in the John Hancock 1999 Long-term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife all unvested stock options as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger, the Company continues to incur compensation expense related to stock compensation issued by Manulife. For the year ended December 31, 2008, $374,000 was allocated to the Long-term Stock Incentive Plan.

Since January 1, 2006, employees of the Company have participated in the Global Stock Ownership Plan (GSOP). Under GSOP, employees can purchase shares of Manulife common stock through Manulife and receive a 25% matching contribution up to certain dollar limits. The Company has made elective matching contributions for each participant for the year ended December 31, 2008 which is included in other selling, general and administrative expenses in the statement of operations.

10. Contingencies

The Company is also involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

11. Lease Commitments

The Company has entered into operating leases with unrelated parties for office space.

Minimum payments required under the leases are as follows (in thousands):

		Office Space
Year ending December 31,	2009	$ 95
	2010	95
	2011	55
	2012	33
	2013	–
	Thereafter	–
		$278

Related rent expense for the year ended December 31, 2008 was $472,000.

12. Change in Accounting Principle

In September 2006, the Emerging Issues Task Force of the FASB issued EITF No. 06-4. EITF No. 06-4 requires employers that enter into endorsement split-dollar life insurance arrangements that provide an employee with a postretirement benefit to recognize a liability for the future benefits promised based on the substantive agreement made with the employer in accordance with Statement of Financial Accounting Standards No 106, *Employers Accounting for Postretirement Benefits Other Than Pensions* (SFAS No. 106), or Accounting Principles Board Opinion No. 12, *Omnibus Opinion* (APB No. 12). Whether the accrual is based on a death benefit or on the future cost of maintaining the insurance depends on what the employer has effectively agreed to provide during the employee's retirement. The purchase of an endorsement-type life insurance policy does not qualify as a settlement of the liability.

EITF 06-4 was effective for the Company's financial statements beginning January 1, 2008. The impact of adoption, in accordance with the provisions of EITF 06-4, was recorded as an increase to the beginning balance of accumulated deficit and a corresponding increase in defined pension costs and is reported as a change in accounting principle. Adoption of EITF 06-4 did not have a material impact on the Company's Statement of Financial Condition or Statement of Operations.

Supplemental Information

SCHEDULE I—COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK FUNDS, LLC

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	(In thousands)
Total ownership equity (from statement of financial condition)	$ 47,224
Allowable credits:	
Deferred taxes	8,794
TOTAL CAPITAL AND ALLOWABLE CREDITS	56,018
Deductions and/or charges:	
Nonallowable assets:	
Due from affiliated companies	2,431
Prepaid expenses	576
Deferred selling commissions	21,806
Intangible assets	14,882
Office equipment, net	2,330
Other assets	580
Total nonallowable assets	42,605
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	13,413
Haircuts on securities:	
Investment in money market fund	846
Investment in shares of beneficial interest	2
Total haircuts on securities	848
NET CAPITAL	$ 12,565
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 41,471
Deductions:	
Deferred taxes	8,794
AGGREGATE INDEBTEDNESS	$ 32,677
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,178
Minimum dollar net capital requirement	$ 25
Net capital requirement (greater of above amounts)	$ 2,178
Excess net capital over requirement	$ 10,387
Ratio of aggregate indebtedness to net capital	2.60 to 1

SCHEDULE II–COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK FUNDS, LLC

DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k) of the Rule at December 31, 2008.

SCHEDULE III–INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK FUNDS, LLC

DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k) of the Rule at December 31, 2008.

SCHEDULE IV–RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK FUNDS, LLC

DECEMBER 31, 2008

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form x-17a-5, Part II A filing as of December 31, 2008.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
John Hancock Funds, LLC

In planning and performing our audit of the financial statements of John Hancock Funds, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph; and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2009

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

John Hancock Funds, LLC
Year Ended December 31, 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm